Exhibit 21.0

SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES OF OCWEN FINANCIAL CORPORATION

Name	State or Other Jurisdiction of Organization

Ocwen Loan Servicing, LLC (1)	Delaware
Funding America. LLC (1)	Delaware
Investors Mortgage Insurance Holding Company (2)	Delaware
Ocwen Asset Investment Corp. (2)	Florida
Ocwen Servicer Advance Receivables Funding Company Ltd. (3)	Cayman Islands

(1)	Operating company
(2)	Holding company with no significant assets or operations
(3)	Special purpose entity